Exhibit 12.01

Flextronics International Ltd.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended March 31,					Six Months Ended
	2011	2012	2013	2014	2015	September 25, 2015
	($’s in thousands)
Calculation of Earnings:
Income from continuing operations	$612,261	$520,770	$302,502	$365,594	$600,801	$233,827
Provision for income taxes	22,049	53,960	26,313	34,860	69,854	25,069
Income from continuing operations before income taxes	$634,310	$574,730	$328,815	$400,454	$670,655	$258,896
Plus:
Fixed charges	$95,736	$72,757	$73,414	$85,394	$81,062	$47,659
Capitalized interest	(1,036)	(78)	(87)	—	—	—
Distributed income of equity investees	56	108	63	80	22	2,047
Amortization of previously capitalized interest	894	1,053	1,065	1,079	1,079	539
Total earnings	$729,960	$648,570	$403,270	$487,007	$752,818	$309,141

Calculation of Fixed Charges:
Interest on all indebtedness and amortization of debt discount and expense	$81,297	$60,117	$58,790	$75,288	$72,507	$43,107
Capitalized interest	1,036	78	87	—	—	—
Discount, premium and capitalized expenses related to Indebtedness	7,403	7,667	10,112	4,562	3,870	2,098
Interest factor attributable to rentals	6,000	4,895	4,425	5,544	4,685	2,454
Total Fixed Charges	$95,736	$72,757	$73,414	$85,394	$81,062	$47,659

Ratio of Earnings to Fixed Charges	7.6x	8.9x	5.5x	5.7x	9.3x	6.5x